FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

CLP Power Hong Kong Limited

(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Eight certified copies of Announcements dated 4 and 30 April 2002 published in Hong Kong newspapers respectively for your filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP Power Hong Kong Limited

By: ______________________
Name: April Chan
Title: Deputy Company Secretary

Date: 13 May, 2002

NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

CLP POWER HONG KONG FINANCING LIMITED

(incorporated under the laws of the British Virgin Islands)

U.S.$1,500,000,000 MEDIUM TERM NOTE PROGRAMME

(the "Programme")

for issue of Notes (the "Notes")

unconditionally and irrevocably guaranteed by

CLP POWER HONG KONG LIMITED

(incorporated in Hong Kong under the Companies Ordinance)

Arranger

Morgan Stanley

Dealers

Barclays Capital
Credit Suisse First Boston
Goldman Sachs (Asia) L.L.C.
JPMorgan
Morgan Stanley
Standard Chartered Bank
BNP Paribas
Deutsche Bank
HSBC
Merrill Lynch International
Salomon Smith Barney
UBS Warburg

Application has been made to The Stock Exchange of Hong Kong Limited for listing of the Programme and for listing of, and permission to deal in, any Notes to be issued pursuant to the Programme during the 12 months from 3rd April, 2002. The listing of the Programme is expected to become effective on 10th April, 2002.

4th April, 2002

Certified true and correct copy

For and on behalf of
CLP POWER HONG KONG LIMITED
中華電力有限公司

APRIL CHAN
DEPUTY COMPANY SECRETARY